September 13, 2016

Mr. Marc Thomas, Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:    MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K filed July 21, 2016
File No. 001-36599

Dear Mr. Thomas:

This letter is in response to your letter dated August 22, 2016 with respect to the above-referenced Forms 10-K and 8-K filings of MB Financial, Inc. (the “Company” or “MBFI”). Your comment is repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 8-K filed July 21, 2016
Exhibit 99 to Press Release

1.
We note your correspondence dated August 5, 2016. For each individual expense category included in the total merger related and repositioning expense adjustment on page 7 of your Exhibit 99 in your From 8-K filed July 21, 2016, please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.

Response:

As requested in your comment above, below is the total merger related and repositioning expense adjustment by individual expense category included in the table on page 7 of Exhibit 99 to our Form 8-K furnished on July 21, 2016, followed by a detailed explanation by quarter for each individual expense category that was greater than $100,000. As previously discussed with the SEC staff, we believe that $100,000 is an appropriate threshold as it represents approximately 90% of the total merger related and repositioning expenses over the past six quarters on average and no less than 75% in any one quarter.

The following table presents the detail of the merger related and repositioning expenses for the past six quarters (in thousands):

	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Merger related and repositioning expenses:
Salaries and employee benefits	$324	$81	$(212)	$3	$—	$33
Occupancy and equipment expense	8	—	—	2	96	177
Computer services and telecommunication expense	511	305	(103)	9	130	270
Advertising and marketing expense	41	23	2	—	—	—
Professional and legal expense	101	97	1,454	305	511	190
Branch exit and facilities impairment charges	—	44	616	70	438	7,391
Contingent consideration expense - Celtic acquisition	—	2,703	—	—	—	—
Other operating expenses	1,581	34	(5,943)	—	59	8
Total merger related and repositioning expenses	$2,566	$3,287	$(4,186)	$389	$1,234	$8,069

For the second quarter of 2016, salaries and employee benefits expense primarily included costs for temporary help needed in the IT and project management areas as a result of the merger with American Chartered Bancorp, Inc. ("American Chartered"). Computer services and telecommunication expense primarily included costs associated with data conversions or de-conversions in relation to American Chartered's computer systems as well as costs associated with purchasing equipment to transition to the Company's platform. Professional and legal expense primarily included costs to produce and distribute regulatory filing materials related to the American Chartered merger as well as costs associated with the valuation of American Chartered's properties. Other operating expenses primarily included a contract termination fee related to the integration of American Chartered.

For the first quarter of 2016, computer services and telecommunication expense primarily included costs associated with data conversions in relation to American Chartered's computer systems. In addition, merger related and repositioning expenses included an increase in our contingent consideration accrual for our acquisition of Celtic Leasing Corp. as a result of stronger lease residual performance than previously estimated.

For the fourth quarter of 2015, salaries and employee benefits expense included a final payout severance accrual adjustment related to the Taylor Capital Group, Inc. ("Taylor Capital") merger. Computer services and telecommunication expense primarily included an accrual adjustment for system de-converting and termination charges associated with the Taylor Capital merger. Professional and legal expense primarily included investment banker fees associated with the acquisition of MSA Holdings, LLC ("MSA"), legal fees associated with the MSA and American Chartered transactions, and litigation legal fees associated with Taylor Capital. Branch exit and facilities impairment charges included adjustments to lease exit costs on facilities we closed in connection with the Taylor Capital merger. In addition, merger related and repositioning expenses were impacted by the reversal of an accrual for a potential contingent loss we assumed in connection with the Taylor Capital merger (reflected in other operating expenses) as previously disclosed in prior earnings releases.

For the third quarter of 2015, professional and legal expense included costs associated with enhanced regulatory due diligence of the customer base acquired through the Taylor Capital merger.

For the second quarter of 2015, computer services and telecommunication expense primarily included termination charges associated with the Taylor Capital merger. Professional and legal expense primarily included litigation legal fees associated with Taylor Capital. Branch exit and facilities impairment charges included lease exit costs on facilities we closed in connection with the Taylor Capital merger.

For the first quarter of 2015, occupancy and equipment expense primarily included termination charges associated with the Taylor Capital merger. Computer services and telecommunication expense primarily included termination charges associated with the Taylor Capital merger. Professional and legal expense primarily included costs associated with enhanced regulatory due diligence of the customer base acquired through the Taylor Capital merger. Branch exit and facilities impairment charges included lease exit costs on facilities we closed in connection with the Taylor Capital merger.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the response contained in this letter, please do not hesitate to contact the undersigned at (847) 653-2083.

Very truly yours,

/s/ John Francoeur
John Francoeur
Chief Accounting Officer